First American Group Inc.
                           11037 Warner Ave, Suite 132
                        Fountain Valley, California 92708
                                 (714) 500-8919

                                 March 22, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Larry Spirgel, Esq.


                            First American Group Inc.
                            Registration Statement on
                         Form S-1 (File No. 333-171091)

Dear Mr. Spirgel:

     Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, First American Group Inc. (the "Company") hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to March 25, 2011 at 11:00 a.m. E.S.T. or as soon thereafter as may be practicable.

     The Company hereby acknowledges that:

     * should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     * the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     * the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact the undersigned at (714) 500-8919

                                         Very truly yours,


                                         By: /s/ Mazen Kouta
                                             -----------------------------------
                                         Name: Mazen Kouta
                                         Title: President



cc: Thomas E. Puzzo, Esq.